[Reference Translation]

June 10, 2025

To Whom It May Concern:

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number: 7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Change in Consolidated Subsidiary

Toyota Motor Corporation (“Toyota”) executed a memorandum of understanding (the “MOU”) regarding the business integration (the “Business Integration”) of Hino Motors, Ltd. (“Hino”), which is a consolidated subsidiary of Toyota, and Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) on May 30, 2023 between four companies (i.e., Toyota, Hino, MFTBC, and Daimler Truck AG (“Daimler Truck”), which is MFTBC’s parent company) , and Toyota has discussed and deliberated on the Business Integration with those companies. Today, Toyota decided to execute a business integration agreement for the Business Integration (the “Business Integration Agreement”), and the four companies (i.e., Toyota, Hino, MFTBC, and Daimler Truck) executed the Business Integration Agreement.

The Business Integration will be conducted, subject to obtaining permits or approvals from relevant authorities, through (i) Hino establishing a holding company of Hino and MFTBC after their integration (the “Integrated Company”) (as of the date of this notice, a preparatory company for the Business Integration has already been established), (ii) a share exchange in which the Integrated Company will become the wholly owning parent company resulting from the share exchange and Hino will become a wholly owned subsidiary company resulting from the share exchange, and (iii) a partial share exchange in which the Integrated Company will become the parent company resulting from the partial share exchange and MFTBC will become a subsidiary company resulting from the partial share exchange. Toyota hereby announces that as a result of that series of transactions, Hino is expected to cease to be a consolidated subsidiary of Toyota, as stated below. For details of the Business Integration, please see Hino’s press release dated today titled “Notice Concerning Execution of Business Integration Agreement Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation” (the “Hino Press Release”).

1.	Reason for and Method of Change in Consolidated Subsidiary

The reason for the change is because, as a result of a series of transactions for the Business Integration, Hino will cease to be a consolidated subsidiary of Toyota. For details of that series of transactions for the Business Integration, please see the Hino Press Release dated today.

2.	Overview of Subsidiary Subject to Change

(1)	Name	Hino Motors, Ltd.

(2)	Address	1-1 Hinodai 3-chome, Hino-shi, Tokyo

(3)	Title and Name of Representative	Satoshi Ogiso, President & CEO, Member of the Board of Directors

(4)	Business Description	Manufacture of trucks and buses, light-commercial vehicles and passenger vehicles (commissioned from Toyota), various types of engines, spare parts, etc.

(5)	Stated Capital Amount	72,717 million yen (as of March 31, 2025)

(6)	Date of Incorporation	May 1, 1942

(7)	Major Shareholders and Shareholding Ratios (Note 1) (as of March 31, 2025)	Toyota Motor Corporation	50.14%
		The Master Trust Bank of Japan, Ltd.	10.30%
		Custody Bank of Japan, Ltd.	3.27%
		STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	1.69%
		HSBC BANK PLC A/C M AND G (ACS) VALUE PARTNERS CHINA EQUITY FUND (Standing proxy: Custody Business Department of The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.37%
		STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.77%
		JP MORGAN CHASE BANK 385781 (Standing proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.67%
		STATE STREET BANK WEST CLIENT - TREATY 505234 (Standing proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.62%
		Hino Motors Employees’ Stock Ownership Association	0.56%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	0.52%

(8)	Relationship of the Companies

	Capital Relationship	Toyota holds 50.14% (287,897 thousand shares) of the total number of Hino’s issued shares.
	Personnel Relationship	Toyota has dispatched one director to Hino, and 15 employees have been seconded. In addition, 22 employees have been seconded from Hino to Toyota.
	Business Relationship	Toyota has commissioned the manufacture of passenger vehicles and some light-duty trucks to Hino, and also has commissioned OEM manufacturing of light-duty trucks.

(9)	Consolidated Results of Operations and Consolidated Financial Condition for the Last Three Years (in million yen, unless otherwise specifically indicated)

Fiscal Years	Fiscal Year Ended March 31, 2023	Fiscal Year Ended March 31, 2024	Fiscal Year Ended March 31, 2025
Net Assets	433,409	463,420	251,020
Total Assets	1,361,735	1,464,375	1,478,180
Net Assets per Share (in yen)	640.94	682.98	310.90
Net Sales	1,507,336	1,516,255	1,697,229
Operating Income	17,406	-8,103	57,490
Ordinary Income	15,787	-9,233	39,310
Profit Attributable to Owners of Parent	-117,664	17,087	-217,753
Profit per Share (in yen)	-204.98	29.77	-379.34
Dividends per Share (in yen)	0.00	0.00	0.00

(Note)	The shareholding ratio is calculated based on the total number of issued shares excluding treasury shares.

3.	Change Schedule

Execution of the MOU	May 30, 2023

Execution of the Business Integration Agreement	June 10, 2025 (today)

Shareholders meeting of Hino for approval of the Business Integration	Around November 2025 (scheduled)

Effective date of the Business Integration	April 1, 2026 (scheduled)

Scheduled date of change in the subsidiary	April 1, 2026 (scheduled)

4.	Future Outlook

Toyota is currently investigating the impact of the Business Integration on the financial results from the fiscal year ending March 2026, and Toyota will make prompt disclosures if it is necessary to make any new disclosures regarding the Business Integration.

End